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                               September 8, 2023

       Peter Hui Zhang
       Chairman and Chief Executive Officer
       Full Truck Alliance Co. Ltd.
       6 Keji Road
       Huaxi District, Guiyang
       Guizhou 550025
       People's Republic of China

                                                        Re: Full Truck Alliance
Co. Ltd.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed April 19,
2023
                                                            File No. 001-40507

       Dear Peter Hui Zhang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 179

   1. We note your analysis of shareholders and other statements provided in connection with your required
submission under paragraph (a). Please supplementally describe any additional materials
that were reviewed and tell us whether you relied upon any legal opinions or third party
certifications such as affidavits as the basis for your submission. In your response, please
provide a similarly detailed discussion of the materials reviewed and legal opinions or third
party certifications relied upon in connection with the required disclosures under
paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your
 Peter Hui Zhang
Full Truck Alliance Co. Ltd.
September 8, 2023
Page 2
         consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note your statement under Item 16I that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC, which you define on page 1 of your
         Form 20-F as excluding Taiwan, Hong Kong and Macau. However, the list of principal subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries outside the PRC, including Hong Kong and countries outside China. Please provide the disclosures required under Item 16I(b) for yourself and your consolidated foreign operating entities in your supplemental response, or tell us how your current disclosure meets this requirement.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions. Contact Austin
Pattan at (202) 551-6756 or Jennifer Thompson at (202) 551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



FirstName LastNamePeter Hui Zhang                             Sincerely,
Comapany NameFull Truck Alliance Co. Ltd.
                                                              Division of
Corporation Finance
September 8, 2023 Page 2                                      Office of
Technology
FirstName LastName